House Resolution 948

By: Representatives Waites of the 60th, Roberts of the 155th, Alexander of the 66th, Bruce of the 61st, and Yates of the 73rd

A RESOLUTION

Encouraging the creation of a high speed rail transit authority to operate in Fulton, Carroll, and Douglas counties; and for other purposes.

WHEREAS, high speed trains are more energy efficient than cars and planes, decrease our dependence on foreign oil, and reduce air pollution that causes global warming and harms public health; and

WHEREAS, at distances of less than 400 miles, high speed trains can deliver passengers downtown-to-downtown almost as fast as airplanes at a fraction of the cost, and can do so in virtually all weather; and

WHEREAS, with wide seats, fax machines, places to plug in a laptop computer, and food service, high speed trains provide a convenient, productive alternative to cars and airplanes; and

WHEREAS, a high speed rail network would pull together regional economies and promote intraregional business growth; and

WHEREAS, Hi Speed Rail Facilities, Inc., is looking to expand the use of high speed trains to Fulton, Carroll, and Douglas counties with the intention of expanding service throughout Georgia and into Alabama; and

WHEREAS, the creation of a high speed rail transit authority is necessary for the success of a high speed rail system in Georgia.

NOW, THEREFORE, BE IT RESOLVED BY THE HOUSE OF REPRESENTATIVES that the members of this body express their support of high speed trains and encourage the creation of a high speed rail transit authority for Fulton, Carroll, and Douglas counties.

BE IT FURTHER RESOLVED that the Clerk of the House of Representatives is authorized and directed to make appropriate copies of this resolution available for distribution to members of the public and the press.